Exhibit 99.1

BriaCell Therapeutics Corp. Announces US$27.2 Million Private Placement

Berkeley, Calif. And VANCOUVER, British Columbia, June 03, 2021 – (GLOBE NEWSWIRE) BriaCell Therapeutics Corp. (NASDAQ: BCTX, BCTXW)(TSX-V:BCT) (the “Company” or “BriaCell”), a clinical-stage biotechnology company specializing in targeted immunotherapies for advanced breast cancer, today announced that it has entered into definitive securities purchase agreements with accredited investors, which will result in gross proceeds to BriaCell of approximately US$27.2 million, before deducting placement offering expenses. BriaCell will issue 5,170,343 units, each unit consisting of one share of common stock and one warrant to purchase one share of common stock (“Warrant”) (or units consisting of one pre-funded common stock purchase warrant (“Pre-Funded Warrant”) and one Warrant, in lieu thereof). Each unit is being sold to the public at a price of US$5.26 (inclusive of the exercise price of the Pre-Funded Warrant, in the case of the units containing Pre-Funded Warrants). The Warrants have a five and one-half year term and an exercise price of US$6.19 per share. This private placement is expected to close on June 7, 2021, subject to customary closing conditions.

The securities offered and sold by BriaCell in the private placement have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), or state securities laws and may not be offered or sold in the United States absent registration with the Securities and Exchange Commission (the “SEC”) or an applicable exemption from such registration requirements. BriaCell has agreed to file a registration statement with the SEC covering the resale of the shares of common stock and shares underlying the Warrants to be issued in the private placement. Any resale of BriaCell’s shares under such resale registration statement will be made only by means of a prospectus.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. The securities will not be registered under the Securities Act or any state securities laws, and unless so registered, may not be offered or sold in the United States except pursuant to an exemption from the registration requirements of the Securities Act and applicable state laws.

About BriaCell Therapeutics Corp.

BriaCell is an immuno-oncology focused biotechnology company developing targeted and effective approaches for the management of cancer. More information is available at https://briacell.com.

Safe Harbor

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on BriaCell’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. These and other risks and uncertainties are described more fully under the heading “Risks and Uncertainties” in the Company’s most recent Management’s Discussion and Analysis, under “Risks and Uncertainties” and in the Company’s other filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, all of which are available under our profiles on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Forward-looking statements contained in this announcement are made as of this date, and BriaCell Therapeutics Corp. undertakes no duty to update such information except as required under applicable law.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Contact Information

Company Contact:

William V. Williams, MD

President & CEO

1-888-485-6340

info@briacell.com

Media Relations:

Jules Abraham

Director of Public Relations

CORE IR917-885-7378

julesa@coreir.com

Investor Relations Contact:

CORE IR

investors@briacell.com